UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tikcro Technologies Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

M8790M 11 2

(CUSIP Number)

Aviv Boim
c/o Tikcro Technologies Ltd.
7 Sapir Street, 5th floor, Ness Ziona 7403630, Israel
+972-8-996-9800

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 25, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required  on the  remainder  of this  cover  page shall not be deemed to be  "filed"  for the  purpose  of Section 18 of the  Securities  Exchange  Act of 1934 (the "Act") or  otherwise subject  to the  liabilities  of that  section of the Act but shall be subject to all other  provisions  of the Act  (however,  see the Notes).

13D
CUSIP No. M8790M 11 2

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aviv Boim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,153,622*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,153,622*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,153,622*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%
14	TYPE OF REPORTING PERSON IN

* Includes options to purchase 778,335 ordinary shares that are vested on, or will vest within 60 days after, the date hereof.

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Item 1.  Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the ordinary shares, no par value (“Ordinary Shares”) of Tikcro Technologies Ltd., an Israeli company (the “Issuer”).  The principal executive offices of the Issuer are located at 7 Sapir Street, 5th floor, Ness Ziona 7403630, Israel.

Item 2.  Identity and Background.

(a)  Name: This Statement is being filed by Aviv Boim, an individual (the “Reporting Person”).

(b) Residence or Business Address: c/o Tikcro Technologies Ltd., 7 Sapir Street, 5th floor, Ness Ziona 7403630, Israel.

(c) Present Principal Occupation/Employment: The Reporting Person’s principal occupation is serving as the Chief Executive Officer of the Issuer. The Issuer supports early stage development in growth areas, with a focus on biotechnology projects originated in Israeli academic centers. The principal address of the Issuer's offices is set forth in paragraph (b) of this Item 2 above.

(d) Criminal Proceedings:  None.

(e) Civil Proceedings Involving Securities Law Violations:  None.

(f) Citizenship: Israel.

Item 3.  Source and Amount of Funds or Other Consideration.

On December 31, 2015, the Reporting Person purchased 490,000 Ordinary Shares from the Issuer in a private placement at a price of $0.615 per share, or $301,350 in the aggregate. The Reporting Person paid for such shares from his personal funds.

As described in Item 5, the Reporting Person holds options to purchase Ordinary Shares that were granted to him by the Issuer as part of his compensation package for serving as the Chief Executive Officer of the Issuer.  If the Reporting Person elects to exercise any of such options, he plans to use personal funds to pay the exercise price.

Item 4.   Purpose of the Transaction.

The Ordinary Shares acquired by the Reporting Persons were acquired for investment purposes. The Reporting Person intends to review his investment in the Issuer continually. Depending on the results of such review and other factors that the Reporting Person may deem relevant to an investment in the Issuer, the Reporting Person may acquire additional Ordinary Shares, or sell all or any portion of the Ordinary Shares owned by him, in open market or negotiated transactions, at prices and terms acceptable to the Reporting Person.

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Item 5.    Interest in Securities of the Issuer.

The following information is given as of April 21, 2016 and is based on 9,878,861 Ordinary Shares (plus 778,335 Ordinary Shares issuable pursuant to options held by the Reporting Person) outstanding, as provided by the Issuer:

(a)	Amount beneficially owned:2,153,622 Ordinary Shares.

Percent of class:  20.2%

(b)	Number of shares as to which the person has:

(i)  Sole power to vote or to direct the vote: 2,153,622 Ordinary Shares

(ii) Shared power to vote or to direct the vote: 0 Ordinary Shares

(iii) Sole power to dispose or to direct the disposition of: 2,153,622 Ordinary Shares

(iv) Shared power to dispose or to direct the disposition of: 0 Ordinary Shares

The foregoing beneficial ownership amounts include options to purchase 778,335 Ordinary Shares that are vested on, or will vest within 60 days after, April 21, 2016. The Reporting Person also holds unvested options to purchase up to an additional 1,512,332 Ordinary Shares.  For more information about such options, see Item 6.B of the Issuer's annual report on Form 20-F for the year ended December 31, 2015.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.    Materials to be Filed as Exhibits

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2015

/s/ Aviv Boim _____________________ Aviv Boim

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